Filed Pursuant to Rule 424(b)(7)

File No. 333-179850

Prospectus Supplement No. 2

(To Prospectus dated March 2, 2012, as supplemented

by the Prospectus Supplement dated March 9, 2012)

23,200,000 Shares

STRATEGIC HOTELS & RESORTS, INC.

COMMON STOCK

This prospectus supplement no. 2 supplements and amends the prospectus dated March 2, 2012 (as supplemented and amended by the prospectus supplement dated March 9, 2012) relating to the offer and sale from time to time of up to 23,200,000 shares of common stock, par value $0.01 per share, of Strategic Hotels & Resorts, Inc. by the selling stockholder named herein. This prospectus supplement should be read in conjunction with and accompanied by, and is qualified by reference to, the prospectus dated March 2, 2012 and the prospectus supplement dated March 9, 2012, except to the extent that the information presented herein supersedes any information contained in those documents. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus including any amendments or supplements thereto.

To assist us in complying with certain federal income tax requirements applicable to real estate investment trusts, among other things, our charter contains certain restrictions on the transfer and ownership of our common stock. See “Description of Our Stock — Restrictions on Ownership and Transfer” beginning on page 10 of the prospectus dated March 2, 2012.

Shares of our common stock are listed on the New York Stock Exchange under the symbol “BEE”. On April 3, 2013, the last reported sale price of our common stock on the New York Stock Exchange was $8.02 per share.

Investing in our common stock involves risks. You should consider the risks set forth under the heading “Item 1A. Risk Factors” beginning on page 8 of our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in this prospectus supplement and the prospectus dated March 2, 2012, as well as the risk factors discussed in the periodic reports and other documents we file from time to time with the Securities and Exchange Commission, or the SEC, and which we incorporate into this prospectus supplement and the prospectus dated March 2, 2012 by reference. See also “Risk Factors” on page 4 of the prospectus dated March 2, 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 4, 2013.

SELLING STOCKHOLDER

The information appearing in the table below with respect to the selling stockholder named therein supplements and supersedes the information with respect to the selling stockholders in the table appearing under the heading “Selling Stockholders” in the prospectus supplement dated March 9, 2012.

The following table sets forth, as of the date of this prospectus supplement:

•	the name of the selling stockholder;

•	the number of shares of our common stock beneficially owned by the selling stockholder before and after the offering to which this prospectus supplement relates;

•	the percentage of our total outstanding shares of common stock beneficially owned by the selling stockholder before and after the offering to which this prospectus supplement relates; and

•	the maximum number of shares of common stock which may be offered for the account of the selling stockholder.

The information with respect to ownership after the offering assumes the sale of all of the shares of common stock offered and no purchases of additional shares.

The following table is based on information provided by or on behalf of the selling stockholder. The number of shares of common stock beneficially owned by the selling stockholder and the percentage of shares beneficially owned has been determined in accordance with the rules of the SEC. The number of shares of common stock beneficially owned includes any shares as to which the selling stockholder has sole or shared voting power or investment power. Shares which the selling stockholder has the right to acquire within 60 days of the date of this prospectus supplement, if any, are included in the shares owned by the selling stockholder and are treated as outstanding for purposes of calculating the ownership percentage of the selling stockholder. Information about the selling stockholder may change over time. Any changed information provided to us by the selling stockholder will be set forth in prospectus supplements if and when necessary. We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholder. The selling stockholder may offer all or part of the shares covered by this prospectus supplement at any time or from time to time.

Name	Total Number of Shares of Common Stock Beneficially Owned Prior to this Offering	Percentage of Outstanding Shares of Common Stock Beneficially Owned Prior to this Offering (2)	Total Number of Shares of Common Stock that may be Offered for the Account of the Selling Stockholder	Total Number of Shares of Common Stock to be Beneficially Owned after this Offering	Percentage of Outstanding Shares of Common Stock to be Beneficially Owned after this Offering
TWCL US, Inc. (1)	23,200,000	11.34%	23,200,000	0	0

(1)	The shares that are the subject matter of this prospectus supplement are beneficially owned by The Woodbridge Company Limited (“Woodbridge”). Woodbridge indirectly owns the shares through its wholly-owned subsidiary, TWCL US, Inc., which is an investment holding company. Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Prior to his death in 2006, Kenneth R. Thomson controlled Woodbridge by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which The Bank of Nova Scotia Trust Company (the “Trust Company”) is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet. Under the Kenneth R. Thomson estate arrangements, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of assets by Woodbridge, the estate arrangements provide for approval of the Trust Company, as trustee, to be obtained. Given Woodbridge’s substantial other assets, no such approval would be required for a disposition of some or all of the shares of common stock covered by this prospectus supplement owned by Woodbridge and its subsidiaries.

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The directors and executive officers of Woodbridge are:

Name	Business Address	Present Principal Occupation of Employment	Citizenship

David K.R. Thomson	65 Queen Street West Suite 2400, Toronto, Ontario M5H 2M8	Director and Chairman of The Woodbridge Company Limited	Canadian

Peter J. Thomson	65 Queen Street West Suite 2400, Toronto, Ontario M5H 2M8	Director and Chairman of The Woodbridge Company Limited	Canadian

David W. Binet	65 Queen Street West Suite 2400, Toronto, Ontario M5H 2M8	Director and President of The Woodbridge Company Limited	Canadian

As there are three directors and executive officers of Woodbridge, each of Messrs. Thomson, Thomson and Binet disclaims beneficial ownership of the shares.

(2)	Based on a total of 204,495,534 shares of our common stock outstanding as of March 31, 2013.

In connection with (i) our acquisition of the Four Seasons Silicon Valley and the Four Seasons Jackson Hole hotels and (ii) a concurrent private placement, we and certain of our affiliates entered into a Purchase and Sale Agreement dated February 24, 2011, or the Purchase and Sale Agreement, with affiliates of the selling stockholder, pursuant to which we issued an aggregate of 23,200,000 shares, or the Shares, of our common stock to affiliates of the selling stockholder on March 11, 2011. As contemplated by the Purchase and Sale Agreement, we and affiliates of the selling stockholder entered into a Stock Transfer Restriction and Registration Rights Agreement, or the STRRRA, dated March 11, 2011, pursuant to which we agreed to register the resale of the Shares.

The Purchase and Sale Agreement provides that if affiliates of the selling stockholder so desire, we shall, consistent with and subject to applicable laws, acting through our board of directors, or the Board, appoint one person designated by affiliates of the selling stockholder, acceptable to us, to the Board; provided, however, that such one-time appointment right terminates (i) after the initial appointment of the appointee or (ii) on the earlier of such time as the selling stockholder and its affiliates collectively own less than (other than as a result of splits, reclassifications, recapitalizations, recombinations and/or similar events or transactions) (A) 23,200,000 shares of common stock or (B) an aggregate of 5% of our outstanding common stock on a fully diluted basis assuming the conversion, exercise and exchange of outstanding convertible, exercisable or exchangeable securities.

In addition, pursuant to the Purchase and Sale Agreement, commencing after any appointment of an appointee in accordance with the paragraph above, until the earlier of such time as the selling stockholder and its affiliates collectively own less than (other than as a result of splits, reclassifications, recapitalizations, recombinations and/or similar events or transactions) (i) 23,200,000 shares of common stock or (ii) an aggregate of 5% of our outstanding common stock on a fully diluted basis assuming the conversion, exercise and exchange of outstanding convertible, exercisable or exchangeable securities, if affiliates of the selling stockholder so desire, we shall, consistent with and subject to applicable laws, acting through the Board, nominate for election to the Board, one representative designated by affiliates of the selling stockholder, and reasonably acceptable to us, at each annual meeting of our stockholders. As of the date of this prospectus supplement, affiliates of the selling stockholder have not designated any individual for appointment to our Board.

Pursuant to the STRRRA, among other things: (i) we agreed to use commercially reasonable efforts to file a resale shelf registration statement with the SEC to register the resale of the Shares; (ii) the selling stockholder is entitled to three underwritten shelf takedowns of at least $50 million under the shelf registration statement but shall not be entitled to more than one takedown in any twelve-month period; (iii) the selling stockholder is entitled to certain “piggy-back” registration rights subject to customary carve-outs and cutback rights as set forth in the STRRRA and (iv) the selling stockholder is entitled to a one-time “demand” registration of at least $50 million under certain limited circumstances as set forth in the STRRRA.

Except as described above, in our Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC on February 24, 2011 and in our Current Report on Form 8-K filed with the SEC on March 16, 2011, the selling stockholder does not, and has not had within the past three years, any position, office or material relationship with us or any of our affiliates.

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